Exhibit 99.3

Consolidated Financial Statements
For the Year Ended December 31, 2013

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Golden Star Resources Ltd. (the “Company”) and all information in this financial report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, include management’s best estimates and judgments.
Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.
The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

"Samuel T. Coetzer"                        " Jeffrey A. Swinoga"
Samuel T. Coetzer                        Jeffrey A. Swinoga
President and Chief Executive Officer                Executive Vice President and Chief Financial Officer

Toronto, Canada
February 19, 2014

February 19, 2014

Independent Auditor’s Report

To the Shareholders of
Golden Star Resources Ltd.:

We have completed an integrated audit of Golden Star Resources Ltd.’s (the Company) 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2013 and an audit of its 2012 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2013, December 31, 2012 and January 1, 2012 and the consolidated statements of operations, comprehensive income (loss), cash flows, and changes in shareholders’ equity for the years ended December 31, 2013 and 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013, December 31, 2012 and January 1, 2012 and its financial performance and its cash flows for the years ended December 31, 2013 and 2012 in accordance with IFRS as issued by the IASB.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Report on internal control over financial reporting
We have also audited the Company’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)

	Notes	For the years ended December 31,
		2013	2012
			(Note 27)

Revenue		$467,796	$550,540
Cost of sales excluding depreciation and amortization	17	377,140	373,543
Depreciation and amortization		59,966	89,353
Mine operating margin		30,690	87,644

Other expenses/(income)
Exploration expense		1,667	2,788
General and administrative		21,515	24,106
Property holding costs		7,018	9,862
Finance expense, net	18	9,841	13,125
Other income	19	(2,163)	(24,814)
(Gain)/loss on fair value of 4% and 5% Convertible Debentures		(51,967)	27,985
Derivative mark-to-market loss		—	162
Impairment charges	21	355,624	6,972
(Loss)/income before tax		(310,845)	27,458
Income tax (recovery)/expense	10	(12,331)	17,756
Net (loss)/income		$(298,514)	$9,702
Net (loss)/income attributable to non-controlling interest		(32,622)	2,516
Net (loss)/income attributable to Golden Star shareholders		$(265,892)	$7,186

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	16	$(1.03)	$0.03
Weighted average shares outstanding (millions)		259.1	258.9
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars)

	Notes	For the years ended December 31,
		2013	2012
			(Note 27)
OTHER COMPREHENSIVE INCOME/(LOSS)
Net (loss)/income		$(298,514)	$9,702
Unrealized gain/(loss) on investments, net of taxes		(7,626)	(2,694)
Transferred to net income/(loss), net of taxes		1,370	6,972
Comprehensive (loss)/income		(304,770)	13,980
Comprehensive (loss)/income attributable to non-controlling interest		(32,622)	2,516
Comprehensive (loss)/income attributable to Golden Star shareholders		$(272,148)	$11,464
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

		As of	As of	As of
		December 31,	December 31,	January 1,
	Notes	2013	2012	2012
			(Note 27)	(Note 27)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$65,551	$78,884	$103,644
Accounts receivable		8,200	11,896	10,077
Inventories	6	67,725	82,979	74,140
Available for sale investments	7	—	15,034	1,416
Prepaids and other		6,852	11,266	8,522
Total Current Assets		148,328	200,059	197,799
RESTRICTED CASH		2,029	2,028	1,273
PROPERTY, PLANT AND EQUIPMENT	8	83,850	191,773	178,531
MINING PROPERTIES	8	81,343	249,827	232,075
EXPLORATION AND EVALUATION ASSETS	9	9,747	10,862	16,730
INTANGIBLE ASSETS		446	1,511	2,759
OTHER ASSETS		—	—	895
DEFERRED TAX ASSETS	10	—	235	—
Total Assets		$325,743	$656,295	$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	11	$108,983	$101,760	$92,088
Current portion of rehabilitation provisions	12	7,783	9,721	8,996
Current tax liability		9,506	12,393	197
Current portion of long term debt	13	10,855	6,968	128,459
Total Current Liabilities		137,127	130,842	229,740
LONG TERM DEBT	13	83,387	110,507	10,759
REHABILITATION PROVISIONS	12	78,527	53,598	54,315
DEFERRED TAX LIABILITY	10	—	33,172	27,575
Total Liabilities		299,041	328,119	322,389
Commitments and contingencies	14

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—	—
Common shares, without par value, unlimited shares authorized.		694,906	694,652	693,899
CONTRIBUTED SURPLUS		29,346	26,304	20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME		—	6,256	1,978
DEFICIT		(652,544)	(386,652)	(393,838)
Total Golden Star Equity		71,708	340,560	322,573
NON-CONTROLLING INTEREST	22	(45,006)	(12,384)	(14,900)
Total Equity		26,702	328,176	307,673
Total Liabilities and Shareholders' Equity		$325,743	$656,295	$630,062
The accompanying notes are an integral part of the consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                        "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

		For the years ended December 31,
	Notes	2013	2012
			(Note 27)
OPERATING ACTIVITIES:
Net (loss)/income		$(298,514)	$9,702
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		60,008	89,442
Amortization of loan acquisition costs		—	895
(Gain)/loss on sale of assets		(1,271)	(24,991)
Write-off of unsuccessful exploration costs		1,333	—
Impairment charges		355,624	6,972
Loss on extinguishment of debt		—	568
Share-based compensation	15	3,013	6,542
Deferred income tax (recovery)/expense	10	(32,936)	5,363
Fair value of derivatives loss		—	162
Fair value loss/(gain) on convertible debentures	5	(51,967)	27,985
Accretion of rehabilitation provisions		592	593
Reclamation expenditures		(5,657)	(6,203)
Changes in working capital	24	28,918	6,064
Net cash provided by operating activities		59,143	123,094
INVESTING ACTIVITIES:
Additions to mining properties		(69,725)	(76,013)
Additions to property, plant and equipment		(32,924)	(40,569)
Additions to exploration and evaluation assets		(218)	(717)
Change in accounts payable and deposits on mine equipment and material		(5,695)	5,518
Cash used for equity investments		—	(938)
Increase in restricted cash		—	(755)
Proceeds from sale of assets		7,200	15,616
Net cash used in investing activities		(101,362)	(97,858)
FINANCING ACTIVITIES:
Principal payments on debt		(7,876)	(58,806)
Proceeds from debt agreements and equipment financing		36,610	8,510
Exercise of options		152	300
Net cash provided by/(used in) financing activities		28,886	(49,996)
Decrease in cash and cash equivalents		(13,333)	(24,760)
Cash and cash equivalents, beginning of period		78,884	103,644
Cash and cash equivalents, end of period		$65,551	$78,884
See Note 24 for supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except shares data)

		Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at January 1, 2012	(Note 27)	258,669,487	$693,899	$20,534	$1,978	$(393,838)	$(14,900)	$307,673
Shares issued under options/DSU's		181,474	445	(1,375)	—	—	—	(930)
Bonus shares issued		165,009	308	—	—	—	—	308
Options granted net of forfeitures		—	—	6,542	—	—	—	6,542
DSU's granted		—	—	603	—	—	—	603
Unrealized loss on investments		—	—	—	(2,694)	—	—	(2,694)
Transferred to net income, net of taxes		—	—	—	6,972	—	—	6,972
Net income		—	—	—	—	7,186	2,516	9,702
Balance at December 31, 2012	(Note 27)	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,384)	$328,176
Shares issued under options		90,000	254	(102)	—	—	—	152
Options granted net of forfeitures		—	—	2,444	—	—	—	2,444
DSU's granted		—	—	700	—	—	—	700
Unrealized loss on investments		—	—	—	(7,626)	—	—	(7,626)
Transferred to net loss, net of taxes		—	—	—	1,370	—	—	1,370
Net loss		—	—	—	—	(265,892)	(32,622)	(298,514)
Balance at December 31, 2013		259,105,970	$694,906	$29,346	$—	$(652,544)	$(45,006)	$26,702
There were no treasury shares held as of December 31, 2013, December 31, 2012 or January 1, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange ("the TSX") under the symbol GSC, the New York Stock Exchange ("the NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Father Brown open-pit gold mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) outlined in Part 1 of the CPA Canada Handbook - Accounting. These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied. The disclosure of the transition from accounting principles generally accepted in the United States of America ("US GAAP") to IFRS and the effect on the reported financial position, financial performance and cash flows of the Company is provided in Note 27.
The policies applied in these consolidated financial statements has been applied consistently to all periods presented and are based on IFRS issued and effective for the year ended December 31, 2013. These consolidated financial statements were approved by the Board of Directors of the Company on February 19, 2014.
Basis of presentation
These consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the parent company using consistent accounting policies. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments at fair value through profit or loss and available-for-sale securities, which are measured at fair value.
3. SUMMARY OF ACCOUNTING POLICIES
Cash and cash equivalents
Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.

Inventories
Inventory classifications include “stockpiled ore,” “in-process inventory,” “finished goods inventory” and “materials and supplies”. The stated value of all production inventories include direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.
Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars that have been poured but not yet shipped from the mine site. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Material and supply inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
Exploration and evaluation assets
The initial acquisition costs of exploration and mining properties are capitalized.
Exploration and evaluation costs relating to mineral interests are charged to earnings in the year which they are incurred. When it is determined that a mining property has the reserve potential to be economical, subsequent exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. These expenditures include such costs as materials used, surveying costs, drilling costs, consulting fees, payments made to contractors and depreciation on plant and equipment. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.
The Company assesses exploration and evaluation costs for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.
When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation costs in respect of that project are deemed to be impaired and the exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off.
Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as mining properties. Exploration and evaluation costs are also tested for impairment before the assets are transferred to mining properties.
After proven and probable reserves have been established, subsequent exploration and development costs are capitalized until such time as a property is in commercial production. Once commercial production is reached, accumulated capitalized acquisition, exploration and development costs become subject to amortization on a units-of-production basis when metal production begins.
Property, plant and equipment
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs and direct overhead during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.
The residual values, useful lives and method of depreciation/amortization of property, plant and equipment are reviewed at each reporting period end, and adjusted prospectively if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net in the consolidated statement of operations.
Mining properties
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets typically have an estimated life equal to or greater than the estimated life of an ore reserves and are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
Betterment stripping (waste removal) costs
As part of its operations, the Company incurs stripping (waste removal) costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are capitalized as part of mining properties.
Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to the ore to be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to the ore to be mined in the future, the costs are recognized as a stripping activity asset (a non-current asset) if improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs associated with improving the access can be reliably measured. If these criteria are not met the cost is expensed to the consolidated statement of operations as incurred.
The betterment stripping asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body that became more accessible as a result of the betterment stripping activity.
Intangible assets
Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives. Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights.
The intangible asset represents a right to receive, from the Ghana national grid, an amount of electric power equal to one fourth of a particular plant's power output over and above any rationing limit that might be imposed in the future by the Ghana national power authority. The intangible asset is being amortized over five years ending in 2014.
Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Impairment of long-lived assets
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost of disposal ("FVLCD") and the asset's value in use ("VIU"). If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not already reflected in the estimates of future cash flows. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
FVLCD is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, equipment failures, and collapse of pit walls could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.
Rehabilitation provisions
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred, and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.
Property holding cost
Property holding costs are costs incurred to retain and maintain properties. Such costs are expensed in the period incurred.
Foreign currency transactions
The individual financial statements of the subsidiaries are presented in the currency of the primary economic environment in which the entity operates. The Company's presentation currency of its consolidated financial statements is the U.S. dollar, as is the functional currency of its operations.
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net earnings, except those arising on the translation of available-for-sale investments that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
Income taxes
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Net income/(loss) per share
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options and warrants, and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic income per share.
Revenue recognition
Revenue from the sale of metal is recognized when the significant risks and rewards of ownership have passed to the purchaser. This occurs when the amount of revenue can be measured reliably, the metal has been delivered, title has passed to the buyer and it is probable that the economic benefits associated with the transaction will flow to the entity. All of our gold is transported to a South African gold refiner who locates a buyer and arranges for sale of our gold on the same day that the gold is shipped from the mine site. The sales price is based on the London P.M. fix on the day of shipment. Title and risk of ownership pass to the buyer on the day doré is shipped from the mine sites.
Share-based compensation
Under the Company's Third Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.
Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the consolidated statements of operations with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares of a combination thereof.
The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives and directors. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
Leases
Leases that transfer substantially all of the benefits and risks of ownership to the Company are recorded as capital leases and classified as property, plant and equipment with a corresponding amount recorded with current and long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.
Financial instruments
The Company recognizes all financial assets initially at fair value and classifies them into one of the following three categories: fair value through profit or loss ("FVTPL"), available-for-sale ("AFS") or loans and receivables, as appropriate. The Company has not classified any of its financial assets as held to maturity.
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as designated as hedging instruments in an effective hedge.
Investments
Equity security investments are accounted for as AFS investments, with changes in the fair value of available for sale investments are charged or credited to other comprehensive income until the investment is realized.

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an AFS financial asset is calculated by reference to its fair value. In the case of equity securities classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for AFS financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the statement of operations.
All impairment losses are recognized in profit or loss. Impairment losses recognized for equity securities are not reversed.
Convertible debentures
The Company's convertible debentures are considered financial instruments at FVTPL. The convertible debentures contain embedded derivatives that significantly modify the cash flows that otherwise would be required by the contract. The convertible debentures are recorded at fair value determined based on unadjusted quoted prices in active markets when available, otherwise by valuing the embedded derivative conversion feature and the debt component separately. The conversion feature is valued using a Black-Scholes model and the value of the debt is determined based on the present value of the future cash flows. Changes in fair value are recorded in the consolidated statement of operations. Upfront costs and fees related to the convertible debentures were recognized in the statement of operations as incurred and not deferred.
Derivatives
At various times the Company utilizes foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. The Company does not employ derivative financial instruments for trading purposes or for speculative purposes. Our derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the consolidated statement of operations.
Other comprehensive income/(loss)
Other comprehensive income/(loss) ("OCI") consists of unrealized gains/(losses) on AFS investments. Unrealized gains or losses on securities are net of any reclassification adjustments for realized gains or losses included in net income/(loss) or impairments to the investment which are considered permanent.
Standards, interpretations and amendments not yet effective
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of this interpretation.
IAS 32 Financial instruments: presentation was amended to address inconsistencies in current practice when applying the offsetting criteria in IAS 32. Under this amendment, the meaning of "currently has a legally enforceable right of set-off" was clarified as well as providing clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a significant impact on the Company.
IFRS 9 Financial instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The Company is still assessing the impact of this standard.

The IASB has amended IAS 36 to remove the requirement to disclose recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. The amendment requires additional disclosure of the recoverable amount of an asset or CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Mineral reserves
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets.
Betterment stripping costs
Significant judgment is required to distinguish between development stripping, production stripping which relates to extraction of inventory and production stripping which relates to the creation of a betterment stripping and stripping activity asset. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the ore bodies in each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.
Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and betterment stripping for each component. The Company considers the ratio of the expected volume of ore to be mined for a specific component of the ore body to be the most suitable production measure.
Units of production depreciation
The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists that it is probable the non-reserve material will be produced. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.
Carrying value of assets and impairment charges
The Company undertakes a review of each asset and CGU at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of its FVLCD and VIU. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.

Rehabilitation provisions
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
Fair value of convertible debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The inputs to these models are taken from observable markets where possible, but if this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Income taxes
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these reserves in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at December 31, 2013, December 31, 2012 and January 1, 2012:

		December 31, 2013		December 31, 2012		January 1, 2012
	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial Assets
Available for sale investments	1	$—	$—	$15,034	$15,034	$1,416	$1,416

Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$47,308	$47,308	$99,275	$99,275	$—	$—
4% Convertible Debentures	1	—	—	—	—	121,199	121,199
There were no non-recurring fair value measurements of financial instruments as at December 31, 2013.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:
Available for sale investments
The fair value of available for sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange for the principal active market for the security.
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the NYSE MKT for a historical period equal to the remaining life of the Convertible Debentures. Investors trading in these instruments would normally cap the volatility used in the Black-Scholes model. To be consistent, the Company has set a weekly volatility in the calculation at 40%. Inputs used to determine the fair value on December 31, 2013 and December 31, 2012 were as follows:

	December 31, 2013	December 31, 2012
5% Convertible Debentures
Risk free interest rate	1.3%	0.7%
Risk premium	21.0%	7.9%
Volatility	40.0%	40.0%
Remaining life (years)	3.4	4.4
The following table presents the changes in the Level 3 investments for the year ended December 31, 2013:

Fair value
Balance, January 1, 2013	$99,275
Gain in the period included through earnings	51,967
Balance, December 31, 2013	$47,308
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures and the related gain in the consolidated statement of operations would increase by $6.7 million. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
4% Convertible Debentures
The fair value of the 4% Convertible Debentures is determined based on a market approach reflecting the closing price of the debentures at the balance sheet date. The closing price is a quoted market price obtained from the exchange for the principal active market for the security.
The carrying values of certain financial instruments maturing in the short-term approximate their fair values. These financial instruments include cash and cash equivalents, accounts receivable, which are classified as loans and receivables, and accounts payable, the equipment financing credit facility and the current portion of long term debt which are classified as amortized cost.
Fair value considerations under Level 3 criteria were also used in the Company's evaluation of impairment charges (see Note 21 - Impairment charges).

6. INVENTORIES
Inventories include the following components:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2013	2012	2012
Stockpiled ore	$10,389	$27,297	$16,648
In-process	9,926	6,693	8,880
Materials and supplies	47,410	43,548	48,612
Finished goods	—	5,441	—
Total	$67,725	$82,979	$74,140
The cost of inventories expensed for the years ended December 31, 2013 and 2012 was $353.7 million and $346.0 million respectively.
A total of $1.6 million and $0.5 million of material and supply inventories were written off in 2013 and 2012 respectively, due to obsolescence and an additional $10.8 million and $0.2 million of net realizable value adjustments in 2013 and 2012 respectively.
7. AVAILABLE FOR SALE INVESTMENTS
The following table presents changes in available for sale investments:

	For the year ended		For the year ended
	December 31, 2013		December 31, 2012
	Fair Value	Shares	Fair Value	Shares
Balance at beginning of period	$15,034	24,521,101	$1,416	2,000,000
Acquisitions	—	—	17,117	23,676,301
Dispositions	(7,169)	(24,521,101)	(805)	(1,155,200)
Unrealized (loss)/gain through OCI	(6,256)	—	4,278	—
Gain recognized in profit and loss	1,338	—	—	—
Impairment charges	(2,947)	—	(6,972)	—
Balance at end of period	$—	—	$15,034	24,521,101
During the year ended December 31, 2013, the Company completed the sale of its 24,521,101 shares of True Gold Mining Inc. ("TGM") for net proceeds of $7.2 million. A gain on disposal of $1.3 million was recognized in the year ended December 31, 2013.

8. PROPERTY, PLANT AND EQUIPMENT AND MINING PROPERTIES
The following table shows the breakdown of the cost, accumulated depreciation and net book value of property plant and equipment and mining properties:

	Property, plant and equipment	Mining properties	Total
Cost
As of January 1, 2012	$400,232	$532,302	$932,534
Additions	40,569	76,013	116,582
Change in rehabilitation provision estimate	—	5,618	5,618
Disposals and other	(6,914)	—	(6,914)
As of December 31, 2012	$433,887	$613,933	$1,047,820
Additions	33,870	69,725	103,595
Change in rehabilitation provision estimate	—	28,056	28,056
Disposals and other	(946)	—	(946)
As of December 31, 2013	$466,811	$711,714	$1,178,525

Accumulated depreciation
As of January 1, 2012	$221,701	$300,227	$521,928
Depreciation and amortization	26,581	63,879	90,460
Disposals and other	(6,168)	—	(6,168)
As of December 31, 2012	$242,114	$364,106	$606,220
Depreciation and amortization	24,124	31,151	55,275
Disposals and other	(840)	—	(840)
Impairment charges (Note 21)	117,563	235,114	352,677
As of December 31, 2013	$382,961	$630,371	$1,013,332

Carrying amount
As of January 1, 2012	$178,531	$232,075	$410,606
As of December 31, 2012	$191,773	$249,827	$441,600
As of December 31, 2013	$83,850	$81,343	$165,193
As at December 31, 2013, equipment under finance leases had net carrying amounts of $4.9 million. The total minimum lease payments are disclosed in Note 13 - Debt.
There was no interest capitalized to property, plant and equipment and mining properties in the periods shown above.
As at December 31, 2013, there was $8.1 million (December 31, 2012 - $36.4 million; January 1, 2012 - $34.3 million) of construction in progress in property, plant and equipment for which depreciation has not been taken. As at December 31, 2013, there was $37.1 million (December 31, 2012 - $58.5 million; January 1, 2012 - $19.4 million) of construction in progress in mining properties for which depreciation has not been taken.

9. EXPLORATION AND EVALUATION ASSETS
The following table presents changes in exploration and evaluation assets:

Cost	Exploration and Evaluation Assets
As of January 1, 2012	$16,730
Exploration and evaluation costs	717
Sale of exploration property	(1,423)
Write-off of unsuccessful exploration costs	(5,162)
As of December 31, 2012	$10,862
Exploration expenditures incurred	218
Write-off of unsuccessful exploration costs	(1,333)
As of December 31, 2013	$9,747
10. INCOME TAXES
We recognize deferred tax assets and liabilities based on the difference between the financial reporting and tax basis of assets and liabilities using the tax rates enacted or substantively enacted when the temporary differences are expected to reverse.
Our net deferred tax liabilities at December 31, 2013, December 31, 2012 and January 1, 2012 include the following components:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2013	2012	2012
Deferred tax assets
Non-capital loss carryovers	$227	$53,413	$46,139
Reclamation costs	—	5,963	3,542
Other	4	238	1,094
Deferred tax liabilities
Mine property costs	227	92,547	77,149
Other	4	4	1,201
Net deferred tax liabilities	$—	$32,937	$27,575
The movement in the net deferred tax liabilities were as follows:

	2013	2012
Balance at the beginning of the year	$32,937	27,575
Recognized in net earnings	(32,937)	5,362
Balance at the end of the year	$—	$32,937

The composition of our unrecognized deferred tax assets by tax jurisdiction is summarized as follows:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2013	2012	2012
Deductible temporary differences
Canada	$8,060	$9,296	$8,110
U.S.	—	15	273
Ghana	73,583	24,134	13,491
	$81,643	$33,445	$21,874

Tax losses
Canada	$17,321	$33,536	$38,144
U.S.	180	—	$(45)
Ghana	194,607	136,005	$107,851
	$212,108	$169,541	$145,950

Total unrecognized deferred tax assets
Canada	$25,381	$42,832	$46,254
U.S.	180	15	$228
Ghana	268,190	160,139	$121,342
	$293,751	$202,986	$167,824
The income taxes expense/(recovery) includes the following components:

	For the years ended December 31,
	2013	2012
Current tax expense
Current tax on net earnings	$20,123	$12,393
Adjustments in respect to prior years	483	—
	$20,606	$12,393
Deferred tax (recovery)/expense
Originating and reversal of temporary differences in the current year	(32,831)	40,722
Adjustments in respect to prior years	(106)	—
Change in tax rates	—	(35,359)
	(32,937)	5,363
Income tax expense/(recovery)	$(12,331)	$17,756

A reconciliation of expected income tax on net (loss)/income before minority interest at statutory rates with the actual income tax expenses/(recovery) is as follows:

	For the years ended December 31,
	2013	2012
Net (loss)/income before tax	$(310,844)	$27,458
Statutory tax rate	26.5%	25.0%
Tax (benefit)/expense at statutory rate	$(82,374)	$6,865

Foreign tax rates	(36,479)	(1,584)
Change in tax rates	(1,119)	(35,359)
Non-taxable portion of capital gain	1,110	—
Expired loss carryovers	12,268	6,144
Other	1,520	799
Ghana investment allowance	—	300
Non-deductible expenses	1,005	1,681
Loss carryover not previously recognized	18,574	627
Non-deductible convertible debenture conversion feature	(13,771)	6,096
Ghana property basis not previously recognized	(3,665)	(3,523)
Change in future tax assets due to exchange rates	1,081	(445)
Change in unrecognized deferred tax assets	89,519	36,155
Income tax expense /(recovery)	$(12,331)	$17,756
 At December 31, 2013, the Company had a tax pool and loss carryovers expiring as follows:

	Canada	Ghana
2016	$—	$31,234
2017	—	54,337
2029	—	—
2030	—	—
2031	31,356	—
2032	17,527	—
2033	4,437	—
Indefinite	24,085	471,234
Total	$77,405	$556,805
The Ghana tax pool is further limited to taxable income generated at Bogoso.
11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2013	2012	2012
Trade and other payables	$61,188	$36,314	$40,708
Accrued liabilities	41,352	60,215	47,913
Payroll related liabilities	6,443	5,231	3,467
Total	$108,983	$101,760	$92,088

12. REHABILITATION PROVISIONS
At December 31, 2013, the total undiscounted amount of the estimated future cash needs was estimated to be $96.1 million. A discount rate of 2% was used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the years ended December 31,
	2013	2012
Beginning balance	$63,319	$63,311
Accretion of rehabilitation provisions	592	593
Changes in estimates	28,056	5,618
Cost of reclamation work performed	(5,657)	(6,203)
Balance at the end of the period	$86,310	$63,319

Current portion	$7,783	$9,721
Long term portion	78,527	53,598
Total	$86,310	$63,319
For the year ended December 31, 2013, the Company has recorded a change of estimates of $28.1 million on its rehabilitation provisions of the mine sites. The impact of the changes of estimates were an increase of $3.7 million and $24.4 million to the reclamation provisions for Wassa and Bogoso, respectively. The $3.7 million increase in the estimated cash flows of the Wassa rehabilitation provision is primarily due to the waste from of Wassa Main pit and the Father Brown pit and the increase in the size of the corresponding waste dumps. This was offset by a decrease in the reclamation provision related to the Benso concession as reclamation work nears completion. The $24.4 million increase in 2013, is related to the shorter refractory operations' mine life and higher than expected backfilling costs. Previously, it was expected that the Bogoso refractory operation would use the water stored in the Buesichem process water storage facility for its operations. However, as a result of the shorter mine life this water will require treatment before it is discharged to the receiving environment resulting in an increase of approximately $15.5 million (undiscounted) to the rehabilitation provision. In addition, we increased our estimate of the expected backfilling cost of the Buesichem pit by approximately $10.3 million (undiscounted).
13. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of	As of
	December 31,	December 31,	January 1,
	2013	2012	2012
Current debt:
Equipment financing credit facility	$5,218	$6,968	$7,036
Ecobank Loan net of loan fees	4,752	—	—
Finance leases	885	—	224
4% Convertible Debentures at fair value	—	—	121,199
Total current debt	$10,855	$6,968	$128,459
Long term debt:
Equipment financing credit facility	$8,150	$11,232	$10,759
Ecobank Loan net of loan fees	24,101	—	—
Finance leases	3,828	—	—
5% Convertible Debentures at fair value (see Note 5)	47,308	99,275	—
Total long term debt	$83,387	$110,507	$10,759
Equipment financing credit facility
Bogoso and Wassa maintain a $35.0 million equipment financing facility with Caterpillar Financial Services Corporation, with Golden Star as the guarantor of all amounts borrowed. The facility provides credit financing for new and used mining equipment. Amounts drawn under this facility are repayable over five years for new equipment and over two years for used equipment. The interest rate for each draw-down is fixed at the date of the draw-down using the US Federal Reserve Bank 2-year or 5-year swap rate or London Interbank Offered Rate (“LIBOR”) plus 2.38%. Each outstanding equipment loan is secured by the title of the specific equipment purchased with the loan until the loan has been repaid in full.
Ecobank loan
During the year, the Company's subsidiary Wassa closed a $50 million secured Medium Term Loan Facility with Ecobank Ghana Limited ("Ecobank Loan") and had subsequently drawn down $30 million of the facility. The loan has a term of 60 months from the date of initial drawing and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR plus 9% per annum, payable monthly in arrears. Principal amounts are payable quarterly in arrears. Interest and principal payments commence six months following the first drawdown.
Finance leases
During the year ended December 31, 2013, the Company financed mining equipment at Wassa and Bogoso through equipment financing leases. These finance leases are payable in equal instalments over a period of 60 months and have implicit interest rates of 6.9%. Each outstanding finance lease is secured by the title of the specific equipment purchased with the lease until the lease has been repaid in full.
Convertible Debentures
The 5% Convertible Debentures are accounted for at fair value and marked to market each reporting period and the corresponding gain/loss on fair value is recorded in the Statement of Operations.
The 5% Convertible Debentures were issued on May 31, 2012, in the amount of $77.5 million, in exchange for $74.5 million of our 4% convertible senior unsecured debentures (the "4% Convertible Debentures") in privately negotiated transactions with certain holders of the 4% Convertible Debentures exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.
The 5% Convertible Debentures are governed by the terms of an indenture dated May 31, 2012, by and between the Company and The Bank of New York Mellon, as Indenture Trustee.
Interest on the 5% Convertible Debentures is payable semi-annually in arrears on May 31 and November 30 of each year, beginning November 30, 2012, and continuing until maturity on June 1, 2017. The 5% Convertible Debentures are, subject to certain limitations, convertible into common shares at a conversion rate of 606.0606 common shares per $1,000 principal amount of the 5% Convertible Debentures (equal to an initial conversion price of $1.65 per share), or approximately 25% above the closing price of the Company's common shares on the NYSE MKT on May 17, 2012, the last full trading day prior to entry into the purchase agreement. The 5% Convertible Debentures are not redeemable at our option, except in the event of certain change in control transactions where 90% or more of the outstanding 5% Convertible Debentures have accepted a mandatory offer from us to purchase them.
On maturity, we may, at our option, satisfy our repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of our common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of our common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity date (the "Current Market Price"). If we elect to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and we are limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, we are required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The 5% Convertible Debentures are direct senior unsecured indebtedness of the Company, ranking equally and ratably with all other senior unsecured indebtedness, and senior to all subordinated indebtedness of the Company. None of our subsidiaries has guaranteed the 5% Convertible Debentures, and the 5% Convertible Debentures do not limit the amount of debt that the Company or our subsidiaries may incur.

Schedule of payments on outstanding debt as of December 31, 2013:

	2014	2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$5,218	$4,317	$2,761	$931	$141	2013 to 2018
Interest	731	417	180	34	4

Ecobank Loan
Principal	5,000	6,667	6,667	6,667	4,999	2018
Interest	2,812	2,090	1,454	834	232

Finance leases
Principal	885	948	1,016	1,088	776	2018
Interest	303	239	172	100	24

5% Convertible Debentures
Principal	—	—	—	77,490	—	June 1, 2017
Interest	3,875	3,875	3,875	1,937	—
Total	$18,824	$18,553	$16,125	$89,081	$6,176
14. COMMITMENTS AND CONTINGENCIES
Our commitments and contingencies include the following items:
Environmental bonding in Ghana
The Ghana Environmental Protection Agency ("EPA") requires environmental compliance bonds that provide assurance for environmental remediation at our Bogoso and Wassa mining operations. To meet this requirement the Company has environmental bonds totaling $9.6 million and $8.1 million for Wassa and Bogoso respectively with a commercial bank in Ghana. These bonds are guaranteed by Golden Star Resources Ltd. The Company also held cash deposits of $1.0 million and $1.0 million for each operation, which are recorded as restricted cash on the consolidated balance sheets.
Government of Ghana's rights to increase its participation
Under Act 703, the Government of Ghana has the right to acquire a special share in our Ghanaian subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A special share carries no voting rights and does not participate in dividends, profits or assets. If the Government of Ghana acquires a special share, it may require us to redeem the special share at any time for no consideration or for consideration determined by us. To date, the Government of Ghana has not sought to exercise any of these rights at our properties.
Royalties
Government of Ghana
The Ghana Government receives a royalty equal to 5% of mineral revenues.
Dunkwa Properties
As part of the acquisition of the Dunkwa properties in 2003, we agreed to pay the seller a net smelter return royalty on future gold production from the Mansiso and Asikuma properties. As per the acquisition agreement, there will be no royalty due on the first 200,000 ounces produced from Mampon which is located on the Asikuma property. The amount of the royalty is based on a sliding scale which ranges from 2% of net smelter return at gold prices at or below $300 per ounce and progressively increases to 3.5% for gold prices in excess of $400 per ounce. Since this property is currently undeveloped, we are not required to pay a royalty on this property.

Hwini-Butre
As part of the agreement for the purchase of the Hwini-Butre properties, Golden Star agreed to pay B.D. Goldfields Ltd, Hwini-Butre’s former owner, an additional $1.0 million in cash if at least one million ounces of gold are produced and recovered in the first five years of production from the area covered by the Hwini-Butre prospecting license. Gold production was initiated at Hwini-Butre in May 2009. As at December 31, 2013, 388,228 ounces had been recovered and produced.
Exploration agreements
Obuom
In October 2007, we entered into an agreement with AMI Resources Inc. (“AMI”), which gives AMI the right to earn our 54% ownership position in the Obuom property in Ghana. Should AMI eventually obtain full rights to our position on the property and develop a gold mining operation at Obuom, we would receive from AMI a 2% net smelter return royalty on 54% of the property’s gold production.
Operating leases and capital commitments
The Company is a party to certain contracts relating to operating leases, office rent and capital commitments. Future minimum payments under these agreements as at December 31, 2013 are as follows:

Less than 1 year	$3,335
Between 1 and 5 years	109
More than 5 years	—
Total	$3,444
15. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations, with respect to our non-cash employee compensation plans are as follows:

	For the years ended December 31,
	2013	2012
Share-based compensation	$3,013	$6,542
Share options
We have one stock option plan, the Third Amended and Restated 1997 Stock Option Plan (the “Plan”) approved by shareholders in May 2010, under which options are granted at the discretion of the Board of Directors. Options granted are non-assignable and are exercisable for a period of ten years or such other period as is stipulated in a stock option agreement between Golden Star and the optionee. Under the Plan, we may grant options to employees, consultants and directors of the Company or its subsidiaries for up to 25,000,000 shares, of which 4,427,607 are available for grant as of December 31, 2013. The exercise price of each option is not less than the closing price of our shares on the Toronto Stock Exchange on the day prior to the date of grant. Options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Board of Directors.
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the years ended December 31, 2013 and 2012 were based on the weighted average assumptions noted in the following table:

	For the years ended December 31,
	2013	2012
Expected volatility	59.77%	63.82%
Risk-free interest rate	0.44%	0.46%
Expected lives	4.47 years	5.12 years
Dividend yield	0%	0%
Expected volatilities are based on the mean reversion tendency of the volatility of Golden Star's shares. Golden Star uses historical data to estimate share option exercise and employee departure behavior and this data is used in determining input data for the

Black-Scholes model. Groups of employees that have dissimilar historical behavior are considered separately for valuation purposes. The expected term of the options granted represents the period of time that the options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different post-vesting behaviors. The risk-free rate for periods within the contractual term of the option is based on the Canadian Chartered Bank administered interest rates in effect at the time of the grant.
The weighted average fair value per option granted during the year ended December 31, 2013 was $0.76 (year ended December 31, 2012 - $1.00). As at December 31, 2013, there was $0.8 million of share-based compensation expense (December 31, 2012 - $1.1 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Plan during the periods ended December 31, 2013 and December 31, 2012 are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of January 1, 2012	8,539	3.18	7.0
Granted	5,164	1.94	6.4
Exercised	(203)	1.45	3.5
Forfeited	(1,162)	2.74	6.0
Expired	(1)	1.16	—
Outstanding as of December 31, 2012	12,337	2.74	6.2
Granted	2,814	1.66	5.4
Exercised	(90)	1.70	5.2
Forfeited	(1,799)	2.90	4.9
Expired	(414)	4.11	—
Outstanding as of December 31, 2013	12,848	2.45	5.5

Exercisable as of December 31, 2012	7,920	3.04	5.7
Exercisable as of December 31, 2013	9,046	2.70	5.4
The number of options outstanding by strike price as of December 31, 2013 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2013	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2013	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
0.50 to 1.50	717	6.5	1.13	429	1.17
1.51 to 2.50	7,257	5.6	1.86	4,017	1.88
2.51 to 3.50	2,754	5.9	2.99	2,480	3.00
3.51 to 7.00	2,120	4.0	4.20	2,120	4.20
	12,848	5.5	2.45	9,046	2.70

The number of options outstanding by strike price as of December 31, 2012 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2012	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2012	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
0.50 to 1.50	597	7.8	1.26	284	1.22
1.51 to 2.50	5,387	6.5	1.95	2,357	1.87
2.51 to 3.50	3,570	6.4	3.01	2,759	3.07
3.51 to 7.00	2,783	4.8	4.26	2,520	4.31
	12,337	6.2	2.74	7,920	3.04
Stock Bonus Plan
In December 1992, the Company established an Employees' Stock Bonus Plan (the “Bonus Plan”) for any full-time or part-time employee (whether or not a director) of the Company or any of our subsidiaries who has rendered meritorious services which contributed to the success of the Company or any of its subsidiaries. The Bonus Plan provides that a specifically designated committee of the Board of Directors may grant bonus common shares on terms that it might determine, within the limitations of the Bonus Plan and subject to the rules of applicable regulatory authorities. The Bonus Plan, as amended, provides for the issuance of 900,000 common shares of bonus stock, of which 710,854 common shares have been issued as of December 31, 2012. There was no issuance in 2013.
Deferred share units
On March 9, 2011 the Board adopted a Deferred Share Unit Plan ("DSU Plan") which was subsequently approved by shareholders at the May 2011 annual meeting of shareholders. The DSU Plan provides for the issuance of Deferred Share Units (“DSUs”), each representing the right to receive one share of Golden Star common shares upon redemption. DSUs may be redeemed only upon termination of the holder's services to the Company, and may be subject to vesting provisions. DSU awards are granted at the sole discretion of the Company's compensation committee. The DSU Plan allows directors, at their option, to receive all or any portion of their director retainer by accepting DSUs in lieu of cash.
The compensation committee may also award DSUs to executive officers and/or directors in lieu of cash as a component of their long term performance compensation, the amount of such awards being in proportion to the officer's or director's achievement of pre-determined performance goals. As with DSU awards for directors' retainers, DSUs received as performance compensation are redeemable only upon termination of the holder's services to the Company. The Company may, at its option, provide cash in lieu of common shares upon a holder's redemption, the cash value being established by the share price on the DSU original award date, less all applicable tax withholding.
For the year ended December 31, 2013, DSUs that were granted vested immediately and a compensation expense of $0.7 million was recognized for these grants (year ended December 31, 2012 - $0.6 million). As of December 31, 2013, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the years ended December 31, 2013 and 2012:

	For the years ended December 31,
	2013	2012
Number of DSUs, beginning of period	388,059	22,147
Grants	993,534	394,922
Exercises	—	(29,010)
Number of DSUs, end of period	1,381,593	388,059
Share appreciation rights
On February 13, 2012, the Company adopted a Share Appreciation Rights Plan, and granted 1,543,043 share appreciation rights ("SARs") that vest after a period of three years. Of these granted, 463,636 were subsequently forfeited leaving 1,079,407 outstanding at December 31, 2012.

As of December 31, 2013, there was approximately $1.9 million (December 31, 2012 - $0.8 million) of total unrecognized compensation cost related to unvested SARs. For the year ended December 31, 2013, the Company recognized a recovery of $0.1 million of compensation expense related to these cash based awards (year ended December 31, 2012 - $0.3 million expensed).
A summary of the SARs activity during the years ended December 31, 2013 and 2012:

	For the years ended December 31,
	2013	2012
Number of SARs, beginning of period ('000)	1,079	—
Grants	2,090	1,543
Forfeited	(142)	(464)
Number of SARs, end of period ('000)	3,027	1,079
16. (LOSS) / EARNINGS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the years ended December 31,
	2013	2012
Net (loss)/income attributable to Golden Star shareholders	$(265,892)	$7,186

Weighted average number of shares (millions)	259.1	258.9
Dilutive securities:
Options	—	0.1
Deferred stock units	—	0.2
Convertible Debentures	—	—
Weighted average number of diluted shares (millions)	259.1	259.2

(Loss)/earnings per share attributable to Golden Star shareholders:
Basic and diluted	$(1.03)	$0.03
17. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the years ended December 31,
	2013	2012
Contractors	$102,951	$113,290
Electricity	46,748	49,198
Fuel	31,028	32,994
Raw materials and consumables	108,285	112,835
Salaries and benefits	53,209	50,728
Transportation costs	4,078	3,753
General and administrative	9,357	10,034
Other	11,829	14,129
Betterment stripping costs capitalized	(28,511)	(29,898)
Mine operating expenses	$338,974	$357,063
Operating costs from/(to) metal inventory	14,752	(11,080)
Royalties	23,414	27,560
	$377,140	$373,543

18. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	For the years ended December 31,
	2013	2012
Interest income	$(36)	$(78)
Interest expense	5,633	10,164
Net foreign exchange losses	3,652	2,446
Accretion of rehabilitation provision	592	593
	$9,841	$13,125
19. OTHER EXPENSE/(INCOME)
Other income and expense includes the following components:

	For the years ended December 31,
	2013	2012
Gain on sale of assets	$(1,314)	$(24,992)
Loss on extinguishment of debt	—	568
Other income	(849)	(390)
	$(2,163)	$(24,814)
20. RELATED PARTY TRANSACTIONS
There were no other material related party transactions for the years ended December 31, 2013 and 2012 other than the item disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	For the years ended December 31,
	2013	2012
Salaries, wages, and other benefits	$2,020	$2,392
Severances and bonus	2,125	1,804
Share-based compensation	1,606	2,704
	$5,751	$6,900
21. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges for the years ended December 31, 2013 and 2012, respectively:

	For the years ended December 31,
	2013	2012
Bogoso	$245,760	$—
Wassa	106,917	—
Property plant and equipment, mining properties and intangible assets	352,677	—
Available for sale investments	2,947	6,972
	$355,624	$6,972

Property, plant and equipment and mine property
As at December 31, 2013, the carrying value of the net assets of the Company exceeded its market capitalization, which is an indicator of a potential impairment. In addition, gold prices declined significantly during the year and have subsequently remained at these lower levels. As a result, the Company assessed the recoverable amounts of both the Bogoso and Wassa CGUs.
The recoverable amounts of the CGUs are determined based on the expected future after-tax cash flows based on the latest feasibility studies and on the life-of-mine after-tax cash flow projections. The estimated cash flows incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, future capital expenditures, and long-term foreign exchange rates. The gold prices used in determining the FVLCD were based on consensus analyst pricing. Projected cash flows are discounted using a weighted average cost of capital for each CGU which includes estimates for risk-free interest rates, market return on equity, share volatility, debt-to-equity ratios and risks specific to the CGUs. Management's estimate of the FVLCD is classified as Level 3 in the fair value hierarchy.
The FVLCD were assessed using the gold price ranges and discount rates as presented in the table below:

	As at December 31, 2013	As at June 30, 2013
Gold prices per ounce	$1,250 to $1,300	$1,270 to $1,525
Discount rates	8.25% to 9.25%	8.00% to 9.25%
The impairment assessment indicated that the carrying values of the Wassa and Bogoso CGU exceeded their respective FVLCD, as a result the Company recorded impairment charges totaling $352.7 million ($329.3 million, net of tax). Also see Note 8 - Property, plant and equipment and mining properties.
Bogoso
Impairment charges recorded during 2013 totaled $245.8 million, primarily due to the overall decline in gold prices during the year which shortened Bogoso's mine life, resulting in Bogoso's carrying value exceeding the FVLCD. The 2013 impairment charges at Bogoso comprised of $98.3 million related to property, plant, equipment, $146.3 million related to mine property and $1.2 million related to intangible assets.
Wassa
The 2013 impairment charge of $106.9 million comprised of $19.4 million related to property plant and equipment, and $87.5 million related to mine property. This was due to Wassa's carrying value exceeding the discounted cash flows projected by its re-optimized life of mine plan.
Sensitivities
The projected cash flows are significantly affected by changes in assumptions including gold prices, future capital expenditures, production cost estimates and discount rates.
For the impairment charge recorded in the year ended December 31, 2013, a 1% change in discount rate used would change the impairment charge of Bogoso and Wassa by $19 million and $2 million respectively. A 5% change to the gold price assumption used would change the impairment charge of Bogoso and Wassa by $98 million and $25 million respectively.
Available for sale investments
The impairment charge of $2.9 million and $7.0 million for the year ended December 31, 2013 and 2012 respectively, relate to the significant drop in the quoted market price of the TGM shares.

22. PRINCIPAL SUBSIDIARIES
The consolidated financial statements include the accounts of the Company and all of its subsidiaries at December 31, 2013. The principal operating subsidiaries are Wassa and Bogoso, for which the Company has 90% ownership interest in each.
Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.
Summarized statement of financial position

	Wassa		Bogoso
	As of December 31,		As of December 31,
	2013	2012	2013	2012
Non-controlling interest percentage	10%	10%	10%	10%

Current assets	$100,711	$65,102	$58,594	$82,791
Current liabilities	73,147	84,559	850,879	748,863
	27,564	(19,457)	(792,285)	(666,072)
Non-current assets	72,123	168,935	96,716	251,038
Non-current liabilities	49,080	66,843	76,240	54,142
	23,043	102,092	20,476	196,896
Net assets	50,607	82,635	(771,809)	(469,176)

Accumulated non-controlling interests	$(12,912)	$(15,271)	$57,918	$27,655
Summarized income statement

	Wassa		Bogoso
	For the years ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
Revenue	$263,072	$263,921	$204,724	$286,619
Net loss	(23,592)	(27,804)	(302,633)	(35,992)
Comprehensive loss	$(23,592)	$(27,804)	$(302,633)	$(35,992)
Summarized cash flows

	Wassa		Bogoso
	For the years ended December 31,		For the years ended December 31,
	2013	2012	2013	2012
Cash flows from operating activities	18,146	50,329	7,251	39,965
Cash flows from investing activities	(33,570)	(49,299)	(69,079)	(67,357)
Cash flows from financing activities	29,272	(15,385)	48,778	25,652

23. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

	Africa
For the years ended December 31,	Wassa	Bogoso	Other	South America	Corporate	Total
2013
Revenue	$263,072	$204,724	$—	$—	$—	$467,796
Mine operating expenses	145,484	193,490	—	—	—	338,974
Operating costs from metal inventory	4,411	10,341	—	—	—	14,752
Royalties	13,171	10,243	—	—	—	23,414
Cost of sales excluding depreciation and amortization	163,066	214,074	—	—	—	377,140
Depreciation and amortization	40,883	19,083	—	—	—	59,966
Mine operating margin	59,123	(28,433)	—	—	—	30,690
Impairment charges	106,917	245,760	—	—	2,947	355,624
Income tax recovery	(12,331)	—	—	—	—	(12,331)
Net loss attributable to non-controlling interest	(2,359)	(30,263)	—	—	—	(32,622)
Net (loss)/income attributable to Golden Star	$(44,289)	$(247,443)	$(4,630)	$2,655	$27,815	$(265,892)

Capital expenditures	$33,570	$69,079	$218	$—	$—	$102,867

2012
Revenue	$263,921	$286,619	$—	$—	$—	$550,540
Mine operating expenses	149,171	207,892	—	—	—	357,063
Operating costs to metal inventory	(7,687)	(3,393)	—	—	—	(11,080)
Royalties	13,220	14,340	—	—	—	27,560
Cost of sales excluding depreciation and amortization	154,704	218,839	—	—	—	373,543
Depreciation and amortization	67,945	21,408	—	—	—	89,353
Mine operating margin	41,272	46,372	—	—	—	87,644
Impairment charges	—	—	—	—	6,972	6,972
Income tax expense	17,756	—	—	—	—	17,756
Net income/(loss) attributable to non-controlling interest	2,639	(123)	—	—	—	2,516
Net income/(loss) attributable to Golden Star	$16,327	$33,399	$(7,950)	$(542)	$(34,048)	$7,186

Capital expenditures	$49,299	$67,357	$640	$—	$3	$117,299

	Africa
	Wassa	Bogoso	Other	South America	Corporate	Total
December 31, 2013
Total assets	$138,653	$155,709	$753	$—	$30,628	$325,743

December 31, 2012
Total assets	$245,996	$349,616	$4,289	$—	$56,394	$656,295
Currently all of our gold production is shipped to a South African gold refinery. The refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

24. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2013, $23.5 million was paid for income taxes (year ended December 31, 2012 - $0.2 million). The Company paid $6.3 million for interest during the year ended December 31, 2013 (year ended December 31, 2012 - $8.8 million).
Changes in working capital for the years ended December 31, 2013 and 2012 are as follows:

	For the years ended December 31,
	2013	2012
Decrease/(increase) in accounts receivable	$3,695	$(869)
Decrease/(increase) in inventories	11,238	(6,017)
(Increase)/decrease in prepaids and other	3,867	(4,459)
Increase in accounts payable and accrued liabilities	13,006	5,016
(Decrease)/increase in current tax liability	(2,888)	12,393
Total changes in working capital	$28,918	$6,064
25. FINANCIAL RISK MANAGEMENT
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates and commodity price fluctuations.
Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 5% Convertible Debentures and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Ecobank Loan bears interest based on the three month LIBOR plus 9%. Based on our current $30.0 million outstanding balance, a hundred basis points change in the three month LIBOR rate will result in $0.3 million per annum change in interest expense. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.
Foreign currency exchange rate risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact much of their business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. Even thus, certain purchases of labor, operating supplies and capital assets are denominated in Ghana cedis, euros, British pounds, Australian dollars and South African rand. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2013 and 2012, we had no currency related derivatives. At December 31, 2013, and December 31, 2012, we held $5.1 million and $5.9 million, respectively, of foreign currency.
Commodity price risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our gold production in the year, a $10 per ounce change in gold price would result in approximately a $3.3 million and $2.5 million change in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have at various times entered into gold price hedges. During 2013, we did not hold any gold price hedges and thus, there were no financial instruments subject to gold price risk at those dates.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.

Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold.
The following table shows our contractual obligations as at December 31, 2013:

	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt	$11,103	$22,376	$92,092	$—	$125,571
Interest on long term debt	7,721	12,302	3,165	—	23,188
Purchase obligations	3,059	—	—	—	3,059
Rehabilitation provisions	8,369	22,160	24,584	40,992	96,105
Total	$30,252	$56,838	$119,841	$40,992	$247,923
As at December 31, 2013, the Company has current assets of $148.3 million compared to current liabilities of $137.1 million. We expect to meet our short-term financing needs by the $20 million unused credit from the Ecobank loan, operating cash flow and future debt or equity issuances as required. These alternatives should provide us with the flexibility to fund any potential cash flow shortfall. While we may also pursue additional financing, there can be no assurance that additional financing will be available at all or on terms acceptable to the Company.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. During 2013, all of our excess cash was invested in funds that hold only U.S. treasury bills. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
26. CAPITAL RISK MANAGEMENT
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	As of	As of	As of
	December 31,	December 31,	January 1,
	2013	2012	2012
Equity	$26,702	$328,176	307,673
Long-term debt	83,387	110,507	10,759
	$110,089	$438,683	$318,432
Cash and cash equivalents	65,551	78,884	103,644
Available for sale investment	—	15,034	1,416
	$175,640	$532,601	$423,492
The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In doing so, the Company may issue new shares, restructure or issue new debt and acquire or dispose of assets.
In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's treasury policy specifies that cash is to be held in banks with a rating of A or higher by Moody's or Standard & Poor's. In addition, the Company's investment policy allows investment of surplus funds in permitted investments consisting of US treasury bills, notes and bonds, government sponsored agency debt obligations, corporate debt or municipal securities with credit rating of at least AA. All investments must have a maximum term to maturity of one year.

27. FIRST-TIME ADOPTION OF IFRS
The Company's annual consolidated financial statements for the year-ended December 31, 2013 are its first annual financial statements prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"), requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2012 (the “Transition Date”). IFRS 1 also requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company is December 31, 2013. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its consolidated financial statements in accordance with US GAAP.
In preparing the Company's opening IFRS consolidated balance sheet as of January 1, 2012, the Company has adjusted amounts reported previously in its consolidated financial statements prepared in accordance with US GAAP.
Optional exemptions
The IFRS 1 applicable exemptions and exceptions applied in the conversion from US GAAP to IFRS are as follows:
Business combinations
The Company elected not to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.
Deemed costs
As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2012, the Company applied the fair value as deemed cost exemption to mineral reserves, as well as certain buildings and major machinery and equipment associated with the Bogoso mine site.
Share-based compensation
The Company elected not to retrospectively apply IFRS 2 Share Based Payments ("IFRS 2") to equity instruments that were granted and had vested before January 1, 2009. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at January 1, 2009.
Compound financial instruments
The Company elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.
Borrowing costs
The Company elected to apply the transitional provisions of IAS 23 Borrowing Costs which permits prospective capitalization of borrowing costs on qualifying assets from the date of transition to IFRS.
Cumulative translation differences
The Company elected, under IFRS 1, to reset to zero historical cumulative translation differences for all foreign operations at the date of transition to IFRS. Future gains or losses on subsequent disposal of any foreign operations will exclude translation differences arising prior to the date of transition to IFRS.
Mandatory exceptions
Derecognition of Financial Assets and Liabilities
The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") prospectively from the date of transition to IFRS. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the date of transition to IFRS in accordance with US GAAP have not been reviewed for compliance with IAS 39.
Estimates
The estimates previously made by the Company under US GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise its estimates.
Certain Aspects of Accounting for Non-Controlling Interests
The Company has applied the requirements of IAS 27 Consolidated and Separate Financial Statements prospectively from the date of transition to IFRS for total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance, accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control and accounting for a loss of control over a subsidiary.
Reconciliation from US GAAP to IFRS
IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made to the balance sheet and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows.

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT JANUARY 1, 2012

	US GAAP			IFRS
	As of January 1, 2012	Notes	Adjustments	As of January 1, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$103,644		$—	$103,644
Accounts receivable	10,077		—	10,077
Inventories	74,297	(a)	(157)	74,140
Available for sale investments	1,416		—	1,416
Prepaids and other	8,522		—	8,522
Total Current Assets	197,956		(157)	197,799
RESTRICTED CASH	1,273		—	1,273
PROPERTY, PLANT AND EQUIPMENT	252,131	(j)	(73,600)	178,531
MINING PROPERTIES	270,157	(b)(c)(j)	(38,082)	232,075
EXPLORATION AND EVALUATION ASSETS	—	(d)	16,730	16,730
INTANGIBLE ASSETS	5,266	(j)	(2,507)	2,759
OTHER ASSETS	895		—	895
Total Assets	$727,678		$(97,616)	$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$92,088		$—	$92,088
Current portion of rehabilitation provisions	8,996		—	8,996
Current tax liability	197		—	197
Current portion of long-term debt	128,459		—	128,459
Total Current Liabilities	229,740		—	229,740
LONG TERM DEBT	10,759		—	10,759
REHABILITATION PROVISIONS	24,884	(c)	29,431	54,315
DEFERRED TAX LIABILITY	23,993	(f)	3,582	27,575
Total Liabilities	289,376		33,013	322,389

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—		—	—
Common shares, without par value, unlimited shares authorized	693,899		—	693,899
CONTRIBUTED SURPLUS	19,815	(g)	719	20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,978		—	1,978
DEFICIT	(276,112)		(117,726)	(393,838)
Total Golden Star Equity	439,580		(117,007)	322,573
NON-CONTROLLING INTEREST	(1,278)	(h)	(13,622)	(14,900)
Total Equity	438,302		(130,629)	307,673
Total Liabilities and Shareholders' Equity	$727,678		$(97,616)	$630,062

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2012

	US GAAP			IFRS
	As of December 31, 2012	Notes	Adjustments	As of December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$78,884		$—	$78,884
Accounts receivable	11,896		—	11,896
Inventories	90,212	(a)	(7,233)	82,979
Available for sale investments	15,034		—	15,034
Prepaids and other	11,266		—	11,266
Total Current Assets	207,292		(7,233)	200,059
RESTRICTED CASH	2,028		—	2,028
PROPERTY, PLANT AND EQUIPMENT	260,986	(j)	(69,213)	191,773
MINING PROPERTIES	252,176	(b)(c)(j)	(2,349)	249,827
EXPLORATION AND EVALUATION ASSETS	—	(d)	10,862	10,862
INTANGIBLE ASSETS	3,159	(j)	(1,648)	1,511
DEFERRED TAX ASSETS	235		—	235
Total Assets	$725,876		$(69,581)	$656,295

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$101,760		$—	$101,760
Current portion of rehabilitation provisions	9,943	(c)	(222)	9,721
Current tax liability	12,393		—	12,393
Current portion of long term debt	6,968		—	6,968
Total Current Liabilities	131,064		(222)	130,842
LONG TERM DEBT	110,507		—	110,507
REHABILITATION PROVISIONS	24,170	(c)	29,428	53,598
DEFERRED TAX LIABILITY	28,650	(f)	4,522	33,172
Total Liabilities	294,391		33,728	328,119

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized, No shares issued and outstanding	—		—	—
Common shares, without par value, unlimited shares authorized, No shares issued and outstanding	694,652		—	694,652
CONTRIBUTED SURPLUS	25,154	(g)	1,150	26,304
ACCUMULATED OTHER COMPREHENSIVE INCOME	(716)	(e)	6,972	6,256
DEFICIT	(285,602)		(101,050)	(386,652)
Total Golden Star Equity	433,488		(92,928)	340,560
NON-CONTROLLING INTEREST	(2,003)	(h)	(10,381)	(12,384)
Total Equity	431,485		(103,309)	328,176
Total Liabilities and Shareholders' Equity	$725,876		$(69,581)	$656,295

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2012

	US GAAP			IFRS
	For the year ended			For the year ended

	December 31, 2012	Notes	Adjustments	December 31, 2012

Revenue	$550,540		$—	$550,540
Cost of sales excluding depreciation and amortization	398,781	(a)(b)(c)(i)	(25,238)	373,543
Depreciation and amortization	98,837	(j)	(9,484)	89,353
Mine operating margin	52,922		34,722	87,644

Other expenses/(income)
Exploration expense	3,505	(d)	(717)	2,788
General and administrative	23,674	(g)	432	24,106
Property holding costs	9,862		—	9,862
Finance expense, net	13,100	(i)	25	13,125
Other income	(31,967)	(d)	7,153	(24,814)
Loss on fair value of convertible debentures	27,985		—	27,985
Impairment charges	—	(e)	6,972	6,972
Derivative mark-to-market losses	162		—	162
Income/(loss) before income tax	6,601		20,857	27,458
Income tax expense	16,816	(f)	940	17,756
Net income/(loss)	$(10,215)		$19,917	$9,702
Net income/(loss) attributable to non-controlling interest	(725)	(h)	3,241	2,516
Net income/(loss) attributable to Golden Star shareholders	$(9,490)		$16,676	$7,186

Net income/(loss) attributable to Golden Star shareholders
Basic and diluted	$(0.04)			$0.03
Weighted average shares outstanding (millions)	258.9			258.9

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$(10,215)		$19,917	$9,702
Unrealized gain/(loss) on investments net of taxes	(2,694)		—	(2,694)
Transferred to net income/(loss), net of taxes	—	(e)	6,972	6,972
Comprehensive income/(loss)	$(12,909)		$26,889	$13,980

Comprehensive income/(loss) attributable to non-controlling interest	(725)		3,241	2,516
Comprehensive income/(loss) attributable to Golden Star shareholders	$(12,184)		$23,648	$11,464

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

	US GAAP			IFRS
	For the year ended			For the year ended

	December 31, 2012	Notes	Adjustments	December 31, 2012

Cash Flows from Operations	$94,290	(b)(d)	$28,804	$123,094
Cash Flows from Investing	(69,054)	(b)(d)	(28,804)	(97,858)
Cash Flows from Financing	(49,996)		—	(49,996)
Change in Cash	$(24,760)		$—	$(24,760)
Notes to IFRS Financial Statements:

(a)
In-Process inventory - Costs that qualify as betterment stripping are capitalized as Mining Properties under IFRS, but were included within inventory and expensed for US GAAP. As a result, the amount of waste mining costs expensed and included within in-process metal inventory is higher under US GAAP than under IFRS.

(b)
Betterment Stripping - Under IFRS, expenditures for stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) are capitalized and subsequently amortized on a units-of-production basis over the mineral reserves that directly benefit from the specific waste stripping activity if it is probable that future economic benefits will flow to the Company, the component of the mineral body for which access is improved and the costs of the improved access can be reliably measured. US GAAP has no provision for capitalization of betterment stripping costs. Thus in periods where betterment stripping occurs, operating costs are higher under US GAAP since all waste costs are expensed. The amounts of capitalized betterment stripping are shown in the table immediately below and are included in the Mining Properties totals shown in the IFRS consolidated balance sheets as well as in the cash flow from investing section of the consolidated statement of cash flows.

Costs of betterment stripping capitalized under IFRS:

	Wassa	Bogoso	TOTAL
Balance as of January 1, 2012	$—	$—	$—
Additions in the year ended December 31, 2012		28,087	28,087
Balance as of December 31, 2012	$—	$28,087	$28,087
It is expected that Bogoso's betterment stripping costs are to be amortized between 2013 and 2015.

(c)
The Company's forecasted amounts of future environmental, reclamation and closure costs are the same under US GAAP and IFRS. However, differences exist in determining the discount rate to be applied to the future costs. Under US GAAP, estimated liabilities for future reclamation and closure costs of each period's new environmental disturbances are discounted at the prevailing discount rates in effect during the period, based on the Company's credit-adjusted risk free rate, of the new disturbance. Once the discount rate is applied, they are not revised in subsequent periods. This in effect creates layers of liability for new disturbances incurred in each time period. Under IFRS, at the end of each period, all estimated future cash costs for existing disturbances are discounted using the current risk free rate at the end of each period.

(d)
Under US GAAP, mineral property acquisition costs are capitalized. Pre-acquisition costs and subsequent exploration, mine development and direct general and administrative costs are expensed as incurred until such time as a feasibility study shows that the mineral property is economically viable. Following completion of a viable feasibility study all subsequent exploration, development and direct general and administrative costs are capitalized. For IFRS purposes, when it is determined that a mining property has the potential to be economical, subsequent exploration expenditures are capitalized. In each subsequent period, under IFRS, the exploration, engineering, development, financial and market information for each exploration project is reviewed by management to determine if such capitalized exploration and evaluation assets are impaired. If found impaired, the exploration asset's cost basis is reduced in accordance with IFRS provisions. Amounts written off in the current year under IFRS, which have previously been expensed under US GAAP, result in an adjustment when reconciling net income for the year.

Exploration and evaluation assets IFRS - Consolidated capitalized expenditures on our exploration projects were as follows:

	Exploration & Evaluation Assets as of January 1, 2012	Capitalized Exploration Expenditures	Transfer to Mining Properties	Impairment Charges	Other	Exploration & Evaluation Assets as of December 31, 2012
AFRICAN PROJECTS
Ghana	$10,619	$105	$—	$(879)	$—	$9,845
Sonfon - Sierra Leone	3,942	341	—	(4,283)	—	—
Other Africa	1,018	—	—	—	—	1,018
SOUTH AMERICAN PROJECTS
Saramacca - Suriname	1,151	271	—	—	(1,423)	(1)
Total	$16,730	$717	$—	$(5,162)	$(1,423)	$10,862

(e)
Impairments of equity instruments - Under US GAAP impairment is recognized if the decline in equity instruments is considered other than temporary. Under IFRS an impairment loss is recognized if there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. During the second quarter of 2012 there was a significant decline in the fair value of the the equity instruments held in TGM. An impairment loss of $7.0 million was recognized in net income for the year ended December 31, 2012.

(f)
Income tax - The application of US GAAP and IFRS tax accounting is the same for the Company. The differences in the income tax liability and expenses arise from the changes in reported pre-tax income or loss under the different GAAPs as well as the differing treatment of various assets and liabilities.

(g)
Shareholders' equity - Differences in contributed surplus reflect differences in stock option expense recognition. Under US GAAP, the expense for a grant is recognized evenly over the vesting period of the grant. Under IFRS we expense each tranche of a grant evenly over that tranche's vesting period. The impact to share-based compensation for the year ended December 31, 2012 was an increase of $0.4 million.

(h)
Non-controlling interest - The application of non-controlling interest accounting is the same under US GAAP and IFRS. The difference in the recognized equity account and related expense arise from the changes in reported income or loss under the different GAAPs.

(i)
Accretion of rehabilitation provisions - Under US GAAP the accretion of the rehabilitation provisions was recorded as part of cost of sales. Under IFRS the accretion is included in finance expense. This reclassification has resulted in an increase in finance expense and a reduction in cost of sales of $0.03 million in the year ended December 31, 2012.

(j)
As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2012, the Company applied the fair value as deemed cost exemption to mineral reserves, as well as certain major machinery and equipment related to the Bogoso mine site. The fair value report prepared on these items as of January 1, 2012 determined a fair value of $215.9 million which resulted in a decrease of $148.5 million as compared to the carrying amount of such assets under US GAAP, which was recognized against retained earnings in the opening balance sheet under IFRS.